UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2020
Commission File Number: 001-37993

Autolus Therapeutics plc
(Translation of registrant’s name into English)

Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The Company’s Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2020, included as Exhibit 99.1 of this Report on Form 6-K (the “Report”) and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2020, included as Exhibit 99.2 of this Report shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-226457) and Form F-3 (File No. 333-232690) of Autolus Therapeutics plc (the "Company") and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.
CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Risk Factor Update

The Company is supplementing and updating the risk factors in its prior filings with the Securities and Exchange Commission (the “SEC”), including those discussed under the heading “Item 3D. Risk Factors,” in the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 3, 2020 to add the following new risk factor:

Risks Related to our Business Operations

The effects of health epidemics, including the recent global coronavirus COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business.

Our business could be adversely affected by public health crises such as pandemics or similar outbreaks in regions where we have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third party manufacturers and contract research organizations, or CROs, upon whom we rely. In December 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019 or COVID-19, surfaced in Wuhan, China. Since then, COVID-19 has spread across the world to almost every country, including the United Kingdom, the United States and many other European countries.

In response to the spread of COVID-19 as well as public health directives and orders, we have implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from government authorities in the countries within which we operate. We have implemented a number of measures to ensure employee safety and business continuity, including limiting access to our laboratory and manufacturing facilities to only those individuals required to execute their job responsibilities and restricted the number of staff working concurrently in any given laboratory. Our company headquarters is located in London, our U.S. headquarters is located in the Baltimore-Washington metropolitan area, and our CROs and CMOs are located in the United States, the United Kingdom, and European Union. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The U.S. government also has imposed travel restrictions on travel between the United States, United Kingdom and certain other countries.

We are currently conducting clinical trials in the United States and United Kingdom. Timely enrollment in our clinical trials is dependent upon capacity at our clinical trial sites, some of which are currently adversely affected by COVID-19. Due to the uneven geographic impact of the pandemic, these localized disruptions are difficult to predict. Shutdowns or other restrictions related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities, which, in turn, could impact the availability or cost of materials and disrupt our supply chain. Additionally, many of our clinical trials involve immunocompromised patients who are at higher risk for COVID-19 and who are therefore more likely to avoid hospitals or other high-risk areas.

The effects of the governmental restrictions and guidelines, and the measures we have implemented to comply with them, may negatively impact productivity, disrupt our business and delay our clinical programs and timelines (for example, our timelines for AUTO1 and AUTO3). The magnitude of these potential disruptions will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

As a result of the COVID-19 outbreak, or similar pandemics, we may experience disruptions that could severely impact our business, clinical trials and preclinical studies, including:

•	delays or difficulties in enrolling patients in our clinical trials, including travel restrictions on patients and constraints on the capacity of our clinical trial sites;

•	delays or difficulties in clinical site initiation, including difficulties in training clinical site investigators and clinical site staff;

•
delays or disruptions in non-clinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances in supply chain;

•	delays or disruptions in our ability to manufacture programmed T cell therapies due to supply chain and transportation system disruptions or lack of manufacturing staff;

•
increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or being unable to visit clinical trial locations;

•
diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, particularly for clinical trials that require in-patient monitoring following administration of the product candidate;

•
delays or disruptions in the availability of clinical site staff, who, as healthcare providers, may have heightened exposure to COVID-19, which, in turn, could adversely impact our clinical trial operations;

•
interruption of our key clinical trial activities, such as clinical assessments at pre-specified timepoints during the trial and clinical trial site data monitoring, due to limitations on travel imposed or recommended by governmental entities, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

•
interruption or delays in the operations of the U.S. Food and Drug Administration, European Medicines Agency and comparable foreign regulatory agencies or their refusal to accept data from clinical trials in affected geographies, which may impact approval timelines;

•
delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•
limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions; and

•	reduced ability to engage with the medical and investor communities due to the cancellation of conferences scheduled throughout the year.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could continue to adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.

In addition, the trading price for our ADSs as well as trading price for the publicly traded securities of other biopharmaceutical companies, as well as the broader global financial markets, have been highly volatile as a result of the COVID-19 pandemic and the resulting impact on U.K. and U.S. economic activities. As a result, we may face difficulties raising capital when needed, and any such sales may be on unfavorable terms to us. Further, to the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of existing shareholders will be diluted.

The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the outbreak may impact our business, clinical trials and preclinical studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These impacts are dependent on factors such as the ultimate geographic spread of COVID-19, the duration of the outbreak, travel restrictions, actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock downs, and the effectiveness of actions by governments to contain and treat the disease.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2020

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2020

101
The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three Months ended March 31, 2020 and 2019 (Unaudited), (ii) Condensed Consolidated Balance Sheet as at March 31, 2020 and December 31, 2019 (Unaudited), (iii) Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three ended March 31, 2020 and 2019 (Unaudited), (iv) Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2020 and 2019 (Unaudited), and (v) Notes to Condensed Consolidated Financial Statements (Unaudited).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	May 7, 2020	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer